Exhibit 19.1
INSIDER TRADING POLICY
THIS POLICY WAS APPROVED BY THE BOARD ON FEBRUARY 12, 2026
PURPOSE
Figma, Inc. (“Figma,” “we,” “us” or “our”) is committed to promoting high standards of honest and ethical business conduct and compliance with laws, rules and regulations. Because stock is an important part of Figma’s compensation program, our Board of Directors (“Board”) has adopted this Insider Trading Policy (“Policy”) governing the purchase, sale and other dispositions of Figma’s securities by the individuals and entities covered by this Policy to promote compliance with insider trading laws, rules and regulations, as well as applicable stock exchange listing standards.
Insider trading happens when someone who is in possession of material nonpublic information (“MNPI”) trades securities on the basis of that information or discloses MNPI to someone else who trades on the basis of that information.
If you are considering trading our stock or other securities, please keep these three key points in mind:
●Never buy or sell our securities when in possession of MNPI;
●Keep all MNPI confidential, including from your family and friends; and
●When in doubt about whether you have MNPI, ask before trading.
You are responsible for understanding and following this Policy and for the consequences of any actions you may take. Our insider trading compliance officer, as designated by the Board, a committee thereof or an executive officer of Figma (the “Compliance Officer”), will assist with implementing, interpreting and enforcing this Policy, pre-clearing activities of certain people and pre-approving any 10b5-1 Plans (as discussed more fully in our separate policy titled “Trading Plan Guidelines”). We have designated our General Counsel (or if no such employee at Figma has that title, or in the absence of the General Counsel, the most senior-in house attorney of Figma) or his or her designee as the Compliance Officer.
Persons Covered By This Policy
This Policy applies to our employees, contractors, consultants and Board members, as well as to their immediate family members, people sharing their households and anyone subject to their influence or control. It applies as well to entities such as venture capital funds, partnerships, trusts and corporations which are associated or affiliated with our employees, contractors, consultants and Board members; provided, however, that this Policy shall not apply to any entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own written insider trading controls and procedures in compliance with applicable securities laws. An “immediate family member” under this Policy means any child, stepchild, parent, stepparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person security holder, and includes any person (other than a tenant or employee) sharing the household of that person. We will refer to all of these individuals and entities to whom this Policy applies individually as “you” and “Insider” and collectively as “Insiders.”
Additional trading restrictions in this Policy apply to our officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and directors (together with the officers, the “Section 16 Insiders”), members of our executive leadership team (the “Executive Leadership Team Members”) included on a list maintained by the Company’s Compliance Officer and to the individuals included on a list maintained by the Company’s Compliance Officer (“Designated Insiders”), who are not Section 16 Insiders or Executive Leadership Team Members but who may have regular access to MNPI in the normal course of their job. The lists of Designated Insiders and Executive Leadership Team Members may be modified from time to time by our Compliance Officer.
If you are aware of MNPI when your employment or service relationship with Figma ends, you still may not trade our securities until that MNPI has become public or is no longer material. If your employment or service relationship with Figma ends outside of a Trading Window (as defined below) or when you are otherwise subject to a Blackout Period (as defined below), you may not trade our securities until at least the next trading window or until the MNPI related to Blackout Period becomes public or is no longer material.
What This Policy Covers
The primary purpose of this Policy is to prevent people who are in possession of MNPI from trading in our stock or other securities on the basis of that MNPI or disclosing MNPI to someone else who trades on the basis of that information.
“Material information” is information about Figma that a reasonable stockholder would consider important in making a decision to purchase or sell Figma’s securities. Material information can be positive or negative and can relate to virtually any aspect of Figma’s business or its securities.
Examples of material information may include:

●historical or forecasted revenues, earnings or other financial results;
●significant new products or services or other product developments;
●significant new contracts or partners or the loss of a significant contract or partner;
●significant developments regarding Figma’s technology or business operations;
●possible mergers or acquisitions or dispositions of significant subsidiaries or assets;
●major new litigation or regulatory inquiries or developments in existing litigation or inquiries;
●significant cybersecurity incidents or data breaches;
●significant developments in borrowings, or financings or capital investments;
●significant changes in financial condition or asset value or liquidity issues;
●changes in our Board or senior management;
●significant changes in corporate strategy;
●restatements of historical financial statements;
●changes in accounting methods and write-offs; and
●stock offerings, stock splits or changes in dividend policy.

This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could result in material information. Determination of what may constitute material information will depend upon the facts and circumstances in each particular situation.

“Nonpublic” means that the confidential information has not yet been shared broadly outside Figma. Please remember as well that we may possess confidential information relating to or belonging to our customers, partners or other third parties and that it is equally important that we treat this information with the same care with which we treat our own information. If you are not sure whether information is considered public, you should either consult with our Compliance Officer or assume that the information is nonpublic and treat it as confidential.
This Policy applies to all transactions involving our securities, including common stock, restricted stock units (“RSUs”), options and warrants to purchase common stock and any other debt or equity securities Figma may issue from time to time, such as bonds, preferred stock or convertible notes, as well as to derivative securities relating to Figma’s securities, whether or not issued by Figma, such as exchange-traded options.
PROHIBITED ACTIVITIES AND OTHER RESTRICTIONS
Insider Restrictions
The following is a list of prohibited activities for all Insiders:
●MNPI. Trade our securities while in possession of MNPI (other than pursuant to a 10b5-1 Plan entered into in accordance with the Trading Plan Guidelines).
●Trading Windows and Blackout Periods. Trade our securities outside of a Trading Window or during a Blackout Period designated by our Compliance Officer (other than pursuant to a 10b5-1 Plan entered into in accordance with the Trading Plan Guidelines). See the definition of “Trading Window” and “Blackout Period” below.
●Gifts & Other Transfers without Consideration. Unless approved in advance by our Compliance Officer, make a gift, charitable contribution or other transfer without consideration of our securities, including for estate planning, outside of a Trading Window or during a Blackout Period.
●Sharing MNPI. Share MNPI with any outside person, unless required by your job and such person is under a non-disclosure agreement, or as authorized by our Compliance Officer.
●Tipping. Give trading advice about Figma, unless the advice is to tell someone not to trade our securities because the trade would violate this Policy or the law.
●Derivative Securities. Other than the exercise of equity awards issued by us, engage in transactions involving options or other derivative securities on our stock, such as puts and calls, whether on an exchange or in any other market.

●Hedging & Monetization Transactions. Engage in hedging or monetization transactions involving our securities, such as zero cost collars and forward sale contracts. Investments in exchange funds using Figma securities may be permitted on a case-by-case basis if the exchange fund is broadly diversified, subject to pre-clearance by the Compliance Officer. Contact our Corporate Legal team in advance to review and approve your participation.
●Short Sales. Engage in short sales of our securities, meaning a sale of securities that you do not own, including short sales “against the box.”
●Pledges. Use or pledge our securities as collateral in a margin account or as collateral for a loan unless the pledge has been approved by our Compliance Officer and is conducted in accordance with any applicable policy or guidelines of Figma regarding pledging.
●Distributions. Distribute our securities to limited partners, general partners or stockholders of any entity outside of a Trading Window or during a Blackout Period, unless those limited partners, general partners or stockholders have agreed in writing to hold the securities until the next open Trading Window.
●MNPI about Other Companies. Engage in any of the above activities for securities you own in any other company if you have MNPI about that company obtained in the course of your service to Figma.
Additional Restrictions Applicable to Section 16 Insiders, Executive Leadership Team Members and Designated Insiders
In addition to the restrictions noted above and elsewhere in this Policy, our Section 16 Insiders, Executive Leadership Team Members and Designated Insiders must also comply with the following:
We require our Section 16 Insiders and Executive Leadership Team Members and any entities that are associated or affiliated with our Section 16 Insiders and Executive Leadership Team Members to trade in our securities pursuant to a 10b5-1 Plan entered into in accordance with the Trading Plan Guidelines; provided, however, that (i) any entity that is associated or affiliated with a Section 16 Insider or Executive Leadership Team Member may trade in our securities outside of a 10b5-1 Plan if the Section 16 Insider or Executive Leadership Team Member does not have investment or voting power over the Figma securities held by the entity so long as the Section 16 Insider or Executive Leadership Team Member or their associated or affiliated, if required by the Compliance Officer based on the facts and circumstances of the relationship, receives pre-clearance by the Compliance Officer, and such trade is otherwise made in accordance with this Policy and (ii) any Section 16 Insider or Executive Leadership Team Member or their associated or affiliated entities may purchase Figma securities outside of a 10b5-1 Plan if such Section 16 Insider and Executive Leadership Team Member or their associated or affiliated entity receive pre-clearance by the Compliance Officer and the purchase is otherwise made in accordance with this Policy. Our Designated Insiders may trade in our securities outside of a 10b5-1 Plan with proper pre-clearance, as described below, or may trade pursuant to a 10b5-1 Plan entered into in accordance with the Trading Plan Guidelines.

If you are a Section 16 Insider, Executive Leadership Team Member, or a Designated Insider, prior to transacting in our securities other than pursuant to a 10b5-1 Plan including, without limitation, making gifts or other transfers without consideration, you must obtain pre-clearance from our Compliance Officer (or in the case of the Compliance Officer, by our Chief Financial Officer) by: (a) providing written notification of the amount and nature of the proposed transaction, (b) certifying no earlier than two business days prior to the proposed transaction that you have no MNPI and, to your knowledge, you will have no MNPI as of the proposed transaction date; and (c) receiving email confirmation from our Compliance Officer approving the transaction, which approval can be granted or denied at their discretion. You may satisfy (a) and (b) by submitting the required information and certification to our Compliance Officer and must notify the Compliance Officer promptly of any changes to the certification in (b) prior to the proposed transaction.
Exceptions to Prohibited Activities
The trading restrictions of this Policy do not apply to the following:
●ESPP. Purchasing our stock through periodic, automatic payroll contributions, or making election changes, under our Employee Stock Purchase Plan (“ESPP”). However, any sales of stock acquired under the ESPP are subject to trading restrictions under this Policy.
●Options. Exercising stock options granted under our equity incentive plans for cash or by delivering to Figma previously owned Figma stock or through a net exercise of a stock option that is permitted by Figma’s equity incentive plans and that does not involve a sale of shares in the open market. Payment of taxes in connection with exercising stock options granted under our equity incentive plans pursuant to net withholding arrangements approved by Figma for the payment of taxes upon the exercise of stock options and that does not involve a sale of shares in the open market. However, the sale of any shares issued on the exercise of Figma-granted stock options, as well as any cashless exercise of Figma-granted stock options in which stock is sold on the open market to pay the exercise price or taxes (i.e., “same-day sales” or “sell-to-cover” transaction) are subject to trading restrictions under this Policy.
●RSUs. The settlement of RSUs pursuant to a net settlement or a “sell-to-cover” transaction for non-discretionary, automatic tax withholdings initiated and approved by Figma for the payment of taxes upon the vesting of RSUs.
Other Legal Restrictions
The trading prohibitions of this Policy are not the only stock-trading rules and regulations you need to follow. You should be aware of additional prohibitions and restrictions set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, rules on short swing trading by Section 16 Insiders, compliance with Rule 144 under the Securities Act of 1933, as amended). Any Insider who is uncertain whether other prohibitions or restrictions apply should ask our Compliance Officer.

WHEN TRADING IS ALLOWED
To promote compliance with insider trading laws, we have designated periods where Insiders can trade in our securities, which are described below:
Trading Windows and Blackout Periods
●You Can Only Trade in a Trading Window. Other than pursuant to a 10b5-1 Plan, Insiders are allowed to trade our securities only during a trading window period, which opens at the open of trading on the second full trading day following the widespread public release of our quarterly or year-end operating results, and closes at the open of trading on the first calendar day of the third month of the then-current quarter (the “Trading Window”). For example, if we publicly announce our quarterly financial results after close of trading on a Thursday (or before trading begins on a Friday), then the first time an Insider can trade our securities is at the open of market on Monday.
●Even During a Trading Window, You Are Not Allowed to Trade While in Possession of MNPI. Even during a Trading Window, you still may not trade our securities if you possess MNPI at that time. An Insider who possesses MNPI during a Trading Window may only trade our securities at the open on trading on the second full trading day following our widespread public release of that MNPI.
●You Cannot Trade During a Blackout Period. Even during a Trading Window, our Compliance Officer, at their discretion, may designate special trading restrictions (“Blackout Period”) that apply to specific individuals or groups of people (including all Insiders) for as long as our Compliance Officer determines. No Insider subject to a Blackout Period may trade our securities during any such Blackout Period. Additionally, no Insider subject to a Blackout Period is permitted to tell anyone not subject to the Blackout Period that a Blackout Period has been designated or that one previously was in place because that also is confidential information that cannot be disclosed internally or externally.
Permitted Trades Under 10b5-1 Plans
We allow certain Insiders to trade in our securities while in possession of MNPI, outside of a Trading Window or during a Blackout Period, pursuant to a “10b5-1 Plan.” Section 16 Insiders, Executive Leadership Team Members, Designated Insiders and other Insiders approved by the Compliance Officer are allowed to enter into a 10b5-1 Plan. For more information regarding 10b5-1 Plans, please refer to our Trading Plan Guidelines.
Other Trading Arrangements
Insiders are not allowed to enter into “non-Rule 10b5-1 trading arrangements” (as defined in Regulation S-K Item 408(c)) unless otherwise approved in advance by the Compliance Officer.
THERE ARE SIGNIFICANT CONSEQUENCES FOR VIOLATING INSIDER TRADING LAWS

The consequences of violating the insider trading laws can be severe. People who violate insider trading laws may be required to disgorge profits made or losses avoided by trading, pay the loss suffered by the persons who purchased securities from or sold securities to the insider tippee, pay civil fines of up to three times the profit made or loss avoided, pay a criminal penalty of up to $5 million for individuals and $25 million for entities and serve a prison term of up to 20 years. In addition, individual directors, officers and other supervisory personnel may also be required to pay major civil or criminal penalties for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.
CONSEQUENCES OF VIOLATING THIS POLICY
We may impose discipline on anyone violating this Policy, up to and including termination of employment, and we may issue stop transfer orders to our transfer agent or take other action to prevent any attempted trades that would violate this Policy.
ADMINISTRATION
The Compliance Officer will administer and interpret this Policy and enforce compliance as needed. The Compliance Officer may consult with Figma’s outside legal counsel as needed. The Compliance Officer may designate other individuals to perform the Compliance Officer’s duties under this Policy.
Neither Figma nor the Compliance Officer will be liable for any act made under this Policy. Neither Figma nor the Compliance Officer is responsible for any failure to approve a trade or for imposing any Blackout Period.
REPORTING VIOLATIONS
Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to our Compliance Officer. To anonymously submit a concern or complaint regarding a possible violation of this Policy, you should follow the procedures outlined in our Whistleblower Policy. Anyone who violates this Policy may be subject to disciplinary measures, up to and including termination of employment.
CHANGES TO THIS POLICY
Our Board or the Audit Committee of the Board reserves the right to modify or grant waivers to this Policy. For the avoidance of doubt, unless explicitly stated by the Board or the Audit Committee, as applicable, any waiver, amendment or modification of the Policy by the Board or the Audit Committee, as applicable, shall not be considered a waiver of Figma’s Code of Conduct.
TRADING BY FIGMA
We will not transact in our securities unless in compliance with applicable U.S. securities laws, rules and regulations and applicable New York Stock Exchange listing standards.

EFFECTIVE DATE
The effective date of this Policy is February 12, 2026.